Exhibit 99.1

TIGER MEDIA, INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2014

SHANGHAI, CHINA — November 14, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a Shanghai-based nationwide multi-platform media company, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Net revenues in the third quarter increased 32% quarter-on-quarter from the second quarter of 2014 to $0.9 million, and increased 10% year-over-year from the third quarter of 2013; while the cost of revenues decreased slightly by 7% quarter-on-quarter and increased 73% year-over-year.

•	Gross profit margin in the third quarter turned positive to 14% from negative 22% in the second quarter of 2014, and decreased from 45% year-over-year.

•	Net loss decreased 9% quarter-on-quarter from the second quarter of 2014 to $0.8 million and increased 46% year-over-year; while Non-GAAP[1] net loss was $0.6 million, decreased by 15% and 2% as compared to that in the second quarter of 2014 and the third quarter of 2013, respectively.

•	Net cash provided by operating activities increased to positive $0.2 million from negative $0.3 million and negative $1.3 million in the second quarter of 2014 and the third quarter of 2013, respectively.

•	Average coverage of outdoor LCD screens (“iScreen”) network during the third quarter of 2014 consisted of 21 luxury shopping malls and 101 iScreens, including a new prime location of Shui On Plaza, which remained stable quarter-on-quarter from the second quarter of 2014, and expanded significantly year-over-year from 18 shopping malls and 72 iScreens.

•	Total available broadcasting hours[2] of our iScreen network were 21,559 hours in the third quarter of 2014, as compared to 22,790 and 15,321 hours during the second quarter of 2014 and the corresponding period in 2013, respectively. The utilization rate of our iScreen network was 27% in the third quarter of 2014, as compared to 21% and 34% in the second quarter of 2014 and the third quarter of 2013, respectively.

•	The number of active advertisers in the third quarter was 18, a quarter-on-quarter increase by 13% and year-over-year increase by 260%, while the renewal rate of advertisers[3] was 44% as compared to 31% in the second quarter of 2014 and 20% in the corresponding period of 2013.

[1]	Tiger Media’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and amortization of intangible assets.

[2]	Tiger Media currently sells advertising spaces by locations, that is, all the iScreens installed in the same shopping mall broadcast the same contents simultaneously. The total available broadcasting hours present the full advertising capacity, which are arrived by multiplying the average daily available broadcasting hours by number of shopping malls and by number of days during the period.

[3]	The renewal rate is calculated by dividing the number of recurring advertisers by total active advertisers during the period.

Third Quarter 2014 Financial Results

•	Net revenues, referring to advertising service revenues, for the third quarter of 2014 were $0.9 million, an increase by 32% and 10% as compared to the second quarter of 2014 and the corresponding period in 2013, respectively. The increases were mainly due to the combined effect of two drivers, the increase in active advertisers and average revenue contributed by advertiser. Management plans to further strengthen its sales force to increase the revenues by improving the utilization rate.

•	Gross profit was $0.1 million, as compared to negative $0.1 million in the second quarter of 2014, as a result of the increase in net revenues by 32% and slight decrease in cost of revenues, which resulted in the increase in the iScreen platform utilization rate from 21% to 27%. Gross profit decreased by $0.2 million year-over-year, which was mainly attributable to the significant increase in cost of revenues resulting from the expanded network coverage, despite the 10% increase in net revenues.

•	Total operating expenses were $0.9 million, an increase of 24% and 5% as compared to that in the second quarter of 2014 and the corresponding period in 2013, respectively, which was primarily related to business development, promotion of our iScreen LCD network market opportunities and professional fees.

•	Net loss decreased 9% quarter-on-quarter from the second quarter of 2014 to $0.8 million as a result of better sales performance; while it increased 46% year-over-year, which was mainly due to the decrease in gross profit ratio to 14% from 45% and the inclusion of gain from extinguishment of acquisition consideration payable of $0.2 million in the third quarter of 2013. Non-GAAP net loss for the third quarter of 2014 was $0.6 million, which decreased by 15% and 2% as compared to the second quarter of 2014 and the corresponding period in 2013, respectively.

•	Net loss per basic and diluted share were both $0.02 for the third quarter of 2014, which was consistent with the second quarter of 2014 and corresponding period in 2013.

•	Cash and cash equivalents as of September 30, 2014 was $4.5 million and shareholders’ equity was $8 million. During the first nine months of 2014, net cash of $0.5 million was used in operating activities and $0.5 million was used to acquire property and equipment, as compared to $4.3 million and $0.6 million, respectively, used during the corresponding period in 2013.

•	Net cash provided by operating activities during the third quarter of 2014 increased to positive $0.2 million from negative $0.3 million and negative $1.3 million in the second quarter of 2014 and the third quarter of 2013, respectively. This was mainly due to the improved cash collection following the increase in revenue and well-controlled payments.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, commented, “Despite the fact that many advertisers in China have been cutting their outdoor advertising budget during the second half year of 2014, we have seen better performance results, including increased revenue, better gross profit ratio and a decreased net loss, during the third quarter of 2014 as a result of our efforts to optimize our iScreen network value and the increase in the iScreen network utilization rate.

We further implemented our strategy change for our current iScreen advertising business, that is, to optimize and adjust our current network locations in Shanghai, instead of expanding rapidly to other cities. During the 2014 third quarter, we have added a prime location, Shui On Plaza, to our network, and we expect to secure two additional prime locations to be added during the remaining period of 2014.”

“In addition, by utilizing various capabilities on our iScreen in Shanghai, we continue to explore related and complementary projects, like the alliances with DiningCity and 9188.com. We are continuing to adjust the current business and pursue strategic opportunities and acquisitions to expand our business, including opportunities within the United States.” Mr. Tan added.

Stephen Zhu, COO of Shanghai operations, said, “The coverage of our iScreen network in Shanghai has been stable during the first nine months in 2014. For the remaining period in 2014, we continue to adjust our sales forces and other support departments, and to reduce related expenses, meanwhile, to renegotiate business agreements with shopping malls or suppliers to further cut our costs. Cosmetics and personal care makes up the largest industry sector of our advertisers and we are expecting increased revenue generated from advertisers in this as well as the consumer products and services industry.”

Jacky Wang, Chief Financial Officer of Tiger Media, said, “Following the change of our strategy towards the current iScreen advertising business, the quarter-on-quarter increase in the utilization rate of our iScreen LCD network from 21% to 27% turned our overall gross profit ratio to positive and resulted in better financial results. Additionally, this strategy resulted in a positive cash flow provided by operating activities.”

“For the current iScreen business, we continue to expand the advertiser base and increase the average contribution per advertiser. Our advertisers’ base continued to expand quarter-on-quarter, together with a renewal rate of 44% during the third quarter.” Mr. Wang added.

Updates on Alliance with DiningCity and Online Lottery Platform

The campaign executed in the second quarter of 2014 with DiningCity in two locations was one of Tiger Media’s initial attempts to utilize the iScreen network’s interactive capabilities to book tables from restaurants nearby, which was completed in the third quarter of 2014. This interactive campaign attracted customers’ attention and received positive feedback and the Company will continue to seek similar cooperation in the future.

Our lottery platform in alliance with 9188.com, a leading online lottery platform in China, was a revenue split collaboration to optimize the value of our iScreen network as we believe we could utilize the unused time in our own media assets to promote the lottery platform. 9188.com helps us build our online lottery platform, hoocp.com, and provide technology support. Hoocp.com is a licensee of the lottery operation certificate owned by 9188.com. As of September 30, 2014, the lottery platform is still in its trial period.

“With the WiFi and 3G capabilities on our iScreen, there have been approximately 140,000 connections to our hot-spots services to date. Although at this stage, we mainly utilize these capabilities to deliver our customers’ advertisements to the audience through our digital distribution platform, there are opportunities for us to launch other interactive projects.” Stephen Zhu further remarked.

Termination of Home Inns Project

Through the contractual arrangement reached with Home Inns in July 2012, we were granted an opportunity to develop large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels. This project had incurred significant delays from difficulty in obtaining landlord consents, therefore, management have decided not to continue the efforts in obtaining the consents, instead of focusing efforts in pursuing other potential opportunities.

ABOUT TIGER MEDIA

Tiger Media is a leading Shanghai-based multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options and amortization of intangible assets in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

FORWARD-LOOKING STATEMENTS

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether management can strengthen its sales force to increase revenues through an increased utilization rate; whether we will be able to secure two additional prime locations for our iScreen network; whether we will be able to explore related and complementary projects using our iScreen capabilities; whether we will be able to achieve increased revenue from the cosmetics and personal care markets, as well as the consumer products and services industry; whether we will be able to pursue strategic opportunities and acquisitions to expand our business, including opportunities within the United States; whether we will be able to launch other interactive projects as a result of our WiFi and 3G capabilities and the 140,000 connections to our hot-spots services to date; whether we will be successful in pursuing strategic opportunities, including opportunities in the United States and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Peter Tan, 13817097881

ir@tigermedia.com

Tiger Media, Inc.

Condensed Consolidated Balance Sheet

(U.S. Dollars in thousands)

(unaudited)

	As of
	September 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,548	5,605
Accounts receivable, net	1,147	1,563
Amount due from related parties	—	40
Prepaid expenses and other current assets	513	799
Deferred tax assets	185	37

Total current assets	6,393	8,044
NON-CURRENT ASSETS
Property and equipment, net	1,478	1,584
Long-term deferred expenses	697	917
Intangible assets	1,726	2,001

Total non-current assets	3,901	4,502

Total assets	10,294	12,546

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,262	1,196
Acquisition consideration payable	460	464
Amounts due to related parties	167	73
Deferred revenue	163	9
Accrued expenses and other payables	220	235
Income taxes payable	—	4

Total current liabilities	2,272	1,981

Total liabilities	2,272	1,981

Shareholders’ equity	8,022	10,565

Total liabilities and shareholders’ equity	10,294	12,546

Tiger Media, Inc.

Condensed Statements Of Operations

(U.S. Dollars in thousands, except for share data, per share data and percentages)

(unaudited)

	Three months ended			Nine months ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net revenues	879	667	802	2,048	906
Cost of revenues	(756)	(816)	(438)	(2,430)	(774)

Gross profit/(loss)	123	(149)	364	(382)	(132)
Operating expenses:
Sales and marketing expenses	(291)	(198)	(254)	(697)	(468)
General and administrative expenses	(647)	(560)	(836)	(1,911)	(2,660)
Gain from extinguishment of acquisition consideration payable	—	—	198	—	198

Loss from operations	(815)	(907)	(528)	(2,990)	(2,798)
Interest income	33	19	4	52	10
Other income/(expense), net	(13)	(16)	—	(29)	3
Foreign currency exchange loss, net	—	—	—	—	(3)

Loss before tax	(795)	(904)	(524)	(2,967)	(2,788)
Income tax expense	10	42	(12)	153	187

Net loss	(785)	(862)	(536)	(2,814)	(2,601)

Loss per share, basic	(0.02)	(0.02)	(0.02)	(0.08)	(0.08)
Loss per share, diluted	(0.02)	(0.02)	(0.02)	(0.08)	(0.08)

Basic	36,405,997	35,600,736	32,232,760	36,395,255	30,958,634
Diluted	36,405,997	35,600,736	32,232,760	36,395,255	30,958,634
Shares outstanding at end of period	36,405,997	35,600,736	32,232,760	36,405,997	32,232,760

Tiger Media, Inc.

Condensed Statements Of Cash Flows

(U.S. Dollars in thousands)

(unaudited)

	Three months ended			Nine months ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net cash provided by/ (used in) operating activities	201	(250)	(1,274)	(535)	(4,309)
Net cash used in investing activities	(240)	(129)	(104)	(526)	(586)
Foreign currency translation adjustment	(2)	33	17	4	322

Net decrease in cash and cash equivalents	(41)	(346)	(1,361)	(1,057)	(4,573)
Cash and cash equivalents at beginning of period	4,589	4,935	3,997	5,605	7,209

Cash and cash equivalents at end of period	4,548	4,589	2,636	4,548	2,636

Tiger Media, Inc.

Reconciliation of GAAP to Non-GAAP Results

(U.S. Dollars in thousands)

(unaudited)

	Three months ended			Nine months ended
	September 30, 2014	June 30, 2,014	September 30, 2013	September 30, 2014	September 30, 2013
Net loss	(785)	(862)	(536)	(2,814)	(2,601)
Adjustments related to:
Share-based compensation	95	71	34	293	245
Amortization of intangible assets	92	91	92	275	107
Gain from extinguishment of acquisition consideration payable	—	—	(198)	—	(198)
Gain on disposal of subsidiaries	—	—	—	—	(2)

Adjusted net loss (non-GAAP)*	(598)	(700)	(608)	(2,246)	(2,449)

* The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.